Exhibit 1

GENTIUM S.p.A.

QUARTERLY REPORT

For the quarterly period ended September 30, 2005

GENTIUM S.p.A.

QUARTERLY REPORT, SEPTEMBER 30, 2005

TABLE OF CONTENTS

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS	1
PART 1. FINANCIAL INFORMATION	2
Balance Sheets
As of December 31, 2004 and September 30, 2005	2
Statements of Operations
For the Three and Nine Month Periods Ended September 30, 2004 and 2005	3
Statements of Cash Flows
For the Nine Months Ended September 30, 2004 and 2005	4
Notes To Financial Statements	5
PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS	18

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, those relating to:

•                  our expectations for increases or decreases in expenses;

•                  our expectations for the development, manufacturing, and approval of defibrotide or any other products we may acquire or in-license;

•                  our expectations for incurring additional capital expenditures to expand our research and development capabilities;

•                  our expectations for becoming profitable on a sustained basis;

•                  our expectations or ability to enter into marketing and other partnership agreements;

•                  our expectations or ability to enter into product acquisition and in-licensing transactions;

•                  our estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;

•                  our expected losses; and

•                  our expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date of this report. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART 1. FINANCIAL INFORMATION

GENTIUM S.p.A.

Balance Sheets

As of December 31, 2004 and September 30, 2005

(in thousands, except share data)

	December 31, 2004	September 30, 2005
		(unaudited)
ASSETS
Cash and cash equivalents	€2,461	€7,012
Receivables	9	—
Receivables from related parties	1,490	909
Inventories	886	1,683
Prepaid expenses and other current assets	1,617	1,075
Total Current Assets	6,463	10,679

Property, manufacturing facility and equipment, at cost	16,152	17,176
Less: Accumulated depreciation	(7,609)	(8,650)
Property, manufacturing facility and equipment, net	8,543	8,526

Intangible assets, net of amortization	243	238
Other non-current assets	660	607
Total Assets	€15,909	€20,050

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Bank overdraft	€100	€—
Accounts payable	3,927	2,453
Payables to related parties	1,498	425
Short-term bank borrowings	2,690	—
Accrued expenses and other current liabilities	432	490
Current maturities of long-term debt	2,781	895
Convertible notes payable, net of discount	2,082	—
Deferred income	564	350
Total Current Liabilities	14,074	4,613

Long-term debt, net of current maturities	3,361	2,577
Termination indemnities	548	693
Total Liabilities	17,983	7,883

Share capital (par value: €1.00; 13,330,100 shares authorized, 5,000,000 and 8,059,505 shares issued at December 31, 2004 and September 30, 2005, respectively)	5,000	8,060

Additional paid in capital.	5,834	26,925
Accumulated deficit	(12,908)	(22,818)
Total Shareholders’ Equity (Deficit)	(2,074)	12,167
Total Liabilities and Shareholders’ Equity	€15,909	€20,050

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

Statements of Operations

For the Three and Nine Month Periods Ended September 30, 2004 and 2005

(Unaudited, in thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Revenues:
Sales to affiliates	€637	€304	€1,719	€1,900
Third party product sales	—	—	243	95
Total product sales	637	304	1,962	1,995
Other income and revenues	73	70	501	210
Total Revenues	710	374	2,463	2,205

Operating costs and expenses:
Cost of goods sold	582	426	1,453	1,721
Charges from affiliates	345	200	915	781
Research and development	932	1,184	2,461	3,117
General and administrative	152	591	602	1,375
Non cash compensation	—	253	—	363
Depreciation and amortization	22	35	52	78
	2,033	2,689	5,483	7,435
Operating loss	(1,323)	(2,315)	(3,020)	(5,230)

Foreign currency exchange gain (loss), net	(11)	85	42	(435)
Interest income (expense), net	34	48	(26)	(4,197)

Pre-tax loss	(1,300)	(2,182)	(3,004)	(9,862)
Income tax expense (benefit):
Current	16	16	48	48
Deferred		—	(28)	—
	16	16	20	48
Net loss	€(1,316)	€(2,198)	€(3,024)	€(9,910)

Net loss per share:
Basic and diluted net loss per share	€(0.26)	€(0.28)	€(0.60)	€(1.62)
Weighted average shares used to compute basic net loss per share	5,000,000	7,977,983	5,000,000	6,104,650
Weighted average shares used to compute diluted net loss per share	5,000,000	8,005,176	5,000,000	6,357,028

The accompanying notes are an integral part of these financial statements

GENTIUM S.p.A.

Statements of Cash Flows
For the Nine Months Ended September 30, 2004 and 2005

(Unaudited, in thousands)

	Nine Months Ended September 30,
	2004	2005
Cash flows from operating activities:
Net loss	€(3,024)	€(9,910)

Adjustments to reconcile net income to net cash used in operating activities:
Unrealized foreign exchange loss	—	575
Depreciation and amortization	357	1,107
Non cash interest expense	—	3,837
Deferred income taxes (benefit)	(28)	48
Stock based compensation	—	363
Write-down of inventory to net realizable value	50	130
Changes in operating assets and liabilities:
Accounts receivable	2,079	590
Inventories	111	(927)
Prepaid expenses and other assets	(1,088)	56
Accounts payable and accrued expenses	257	(2,489)
Deferred income	(201)	(214)
Termination indemnities	(5)	145
Income taxes payable	(181)	—
Net cash used in operating activities	(1,673)	(6,689)

Cash flows from investing activities:
Capital expenditures	(4,355)	(1,024)
Intangible expenditures	(144)	(61)
Net cash used in investing activities	(4,499)	(1,085)

Cash flows from financing activities:
Proceeds from long-term debt	2,855	—
Repayments of long-term debt	(307)	(470)
Proceeds from issuance of series A convertible notes	—	1,459
Repayment of series A convertible notes	—	(4,221)
Capital contribution by shareholder	—	3,900
Proceeds (Repayment) of affiliate’s loan	3,000	(2,200)
Proceeds (Repayment) from bank overdrafts and short term Borrowings	1,169	(2,790)
Proceeds from initial public offering, net	—	16,647
Net cash provided by financing activities	6,717	12,325

Increase in cash and cash equivalents	545	4,551
Cash and cash equivalents, beginning of period	23	2,461
Cash and cash equivalents, end of period	€568	€7,012

Supplemental disclosure of cash flow information:
Cash paid for interest, net of capitalized amount	€91	€538
Income taxes paid	€99	€—
Supplemental disclosure of non cash investing and financing activities:
Conversion of notes payable into ordinary shares	€—	€2,408
Valuation of warrants issued in connection with convertible notes	€—	€597
Value of beneficial conversion feature of convertible notes and warrants	€	€5,396

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

Notes To Financial Statements

As of December 31, 2004 and September 30, 2005

(Amounts in thousands except share and per share data)

1.  Description of Business and Summary of Significant Accounting Policies

Description of Business

Gentium S.p.A. (“Gentium,” or the “Company”) is a biopharmaceutical company focused on the discovery, research and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.  The Company’s core areas of focus are: i) drugs derived from DNA extracted from natural sources and ii) drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA).

The Company was formed in 1993 as Pharma Research S.r.l., an Italian private limited liability company, to pursue research and development activities of prospective pharmaceutical specialty products.  In December 2000, Sirton, an affiliate, contributed certain assets, including research facilities and equipment and intellectual property, to the Company in return for 98% of the Company’s shares (the “Separation”).  At that time, the Company was incorporated and in July 2001 changed its name to Gentium S.p.A.

The financial statements include allocations of certain expenses, including centralized legal, accounting, treasury, information-technology, purchasing and logistic, controlling and reporting, and other corporate services and infrastructure costs provided by the Company’s largest shareholder, FinSirton, and its affiliate, Sirton.  Starting in April 2005, the Company began to build-up functions and activities that were previously provided by FinSirton and Sirton. As of September 30, 2005, the Company had established its own purchasing, logistic, quality assurance, accounting, controlling and reporting departments. The Company still depends on FinSirton for corporate services, payroll and information-technology system and on Sirton for infrastructure costs, quality control and regulatory activities.

Currently, the Company derives the majority of its revenues from its affiliate, Sirton.  Despite the fact that Sirton has recently experienced financial difficulties which could impact the Company, management believes that the Company can continue to operate without a significant change in operations or disposal of assets.  Although the Company’s business plan foresees a substantial investment in research and development and continuing losses, the Company has demonstrated the ability to raise substantial third party funding based on the prospects of the Company’s product candidates.  However, there can be no assurance that the Company will be able to raise additional funds in the future.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. As permitted under those rules, the accompanying interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. All adjustments that are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements have been included. The information included in this Quarterly Report should be read in conjunction with the Company’s audited financial statements contained in its Prospectus filed under Rule 424 (b) of the Securities Act of 1933, as amended, dated June 16, 2005. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the Company’s financial condition and results of operations as of and for the three and nine month periods ended September 30, 2005, are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period. These financial statements are denominated in the currency of the European Union (the euro or €).

Use of Estimates and Reclassification:

The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassification of prior period amounts have been made to the Company’s financial statements to conform to the current period presentation.

As a result of the temporary cessation of operations from February through August of 2004, in connection with the upgrade of our manufacturing facility, comparison of our operating results in 2004 and 2005 may not be meaningful.

Inventories: Inventories consist of raw materials, and semi-finished and completed products and from time to time include products used in clinical trials, which are charged to research and development expense when consumed. The Company capitalizes inventory costs associated with certain by-products, based on management’s judgment of probable future commercial use and net realizable value. Inventories are stated at the lower of cost or market, cost being determined on an average cost basis.  The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value.

Revenue Recognition:  The Company mainly sells its products to its affiliate, Sirton. The Company also recognizes revenue from the sale of products to third parties and from contractual arrangements. Revenues from product sales are recognized at the time of product shipment. The Company also has revenue arrangements with multiple deliverables, which are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these contracts is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. The Company’s revenue recognition policies for its various types of revenue streams are as follows:

•                  The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectibility is reasonably assured, and the Company has no further obligations. Costs incurred by the Company for shipping and handling are included in cost of goods sold.

•                  The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured.

•                  Revenues from contractual arrangements with customers generally includes upfront fees, performance milestone payments, reimbursements of development costs and continuing license and manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

•                  Sales of licensing rights for which no further performance obligations exist are recognized as revenues on the earlier of when the payment is received or collection is assured.

•                  Nonrefundable upfront licensing fees and certain guaranteed time based payments that require the Company’s continuing involvement in the form of research and development or manufacturing efforts are recognized as revenues:

•                              ratably over the development period if the development risk is significant;

•                              ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated; or

•                              based upon the level of research services performed during the period of the research contract.

•                  Performance based milestone payments are recognized as revenue when the performance obligation, as defined in the contract, is achieved. Performance obligations typically consist of significant milestones in the development life cycle of the related technology, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies.

Government Grants:  Government grants are related to the reimbursement of qualifying research and development expenses.  As the research and development expense submitted by the Company are first subject to audit and revision by the responsible governmental authority and final payments are discretionary, no amount of grant reimbursement is recognized until the cash is received. Grant reimbursements are treated as a reduction of the qualifying expense in the accompanying financial statements.

Research and Development:  Research and development expenditures are charged to operations as incurred.  Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel-related costs, clinical-trial and related trial product-manufacturing costs, contract and other outside service fees, and allocated facilities and overhead costs.

Clinical Trial Accruals:  The Company records accruals for estimated clinical study costs.  These costs are a significant component of research and development expenses.  The Company accrues for the costs of clinical studies conducted by contract research organizations based on the estimated costs over the life of the individual study.

Share Based Compensation: Effective September 30, 2004, the Company adopted an equity incentive plan and a non-statutory share option plan (the “Plans”) for officers, employees, consultants, directors and non-employee directors.  Options to purchase an aggregate of 85,000 and 917,000 ordinary shares were granted under the Plans as of December 31, 2004 and September 30, 2005, respectively. In June 2005, the Company issued purchase options to purchase 151,200 American Depositary Shares, each representing one (1) ordinary share to the underwriters for services rendered during the Company’s initial public offering (“IPO”). The Company’s option grants have been recorded on the basis of fair value as prescribed by SFAS 123(R), “Share Based Payments”. The fair value of the equity compensation is determined using a single estimated expected life. Compensation expense for awards that have a vesting provision is recognized on a straight-line basis over the service period of the equity compensation award. The Compensation cost related to the purchase option granted to underwriters amounted to €190 and has been charged to additional paid-in capital with other costs of the Company’s IPO.  Stock based compensation expense was nil and €363 for the nine month periods ended September 30, 2004 and 2005, respectively. The Company expects to incur significant non-cash compensation expense in the future. No stock based compensation was recorded in years prior to 2004 because the Company had no equity compensation plans prior to 2004.

Stock purchase warrants issued with Series A Senior Convertible Promissory Notes: The Company granted warrants in connection with the issuance of certain notes payable (See “Note 2”). Under Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued With Stock Purchase Warrants,” the estimated value of such warrants represents a discount from the face amount of the notes payable. Accordingly, the related estimated fair value of the warrants has been recorded in the financial statements as a discount from the face amount of the notes. The discount on the notes was being amortized and included in interest expense over the period to the earliest put option date using the effective interest method. Upon completion of the Company’s IPO, convertible debt holders either received cash for their debt or converted the debt into equity.  The balance of the discount related to Notes redeemed was charged to expense and for Notes converted into ordinary shares, was charged to additional paid-in capital.

Beneficial Conversion Feature of Series A Senior Convertible Promissory Notes: The convertible feature of certain notes payable (See “Note 2”) and stock purchase warrants provides for conversion into Gentium’s ordinary shares at below market value. This feature is normally characterized as a “beneficial conversion feature” (“BCF”), which represents the “intrinsic value” of the difference between the conversion price of the instrument and the underlying fair value of the Company’s shares at that date. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion

Ratio” and EITF No. 00-27, “Application of EITF Issue No. 98-5 to Certain Convertible Instruments,” the Company determined the value of the BCF, for the convertible notes payable and stock purchase warrants issued as of December 31, 2004, to be approximately €3,688 ($4,643) and €459 ($578), respectively. Additionally in conjunction with convertible notes issued in January 2005, the Company determined the value of the BCF to be approximately €1,111 ($1,456) and €138 ($181), for the convertible notes payable and stock purchase warrants, respectively.  Accordingly, the relative fair value of the BCF on convertible notes payable and stock purchase warrants was recorded in the financial statements as a discount from the face amount of the notes. The discount was being amortized to interest expense and additional paid in capital, respectively, using the effective interest method, through the earliest put option date. As of September 30, 2005 the convertible notes have all been converted or redeemed. The balance of the discount related to Notes redeemed was charged to expense and for Notes converted into ordinary shares, was charged to additional paid-in capital.

Segment information:

Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information”, (“SFAS 131”) establishes standards for reporting information on operating segments in interim and annual financial statements. The Company chief operating decision makers review the profit and loss of the Company on an aggregate basis and manage the operation of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

Recently Issued Accounting Standards:

In May 2005, the FASB issued Statement of Financial Accounting Standards No.154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements—an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 to have a significant impact on its results of operations.

In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, “Accounting for Uncertain Tax Positions.” The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” The Exposure Draft requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be recognized, and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. The FASB staff is considering the comment letters that have been received and is determining the plan for deliberations. The Board expects to issue a final Interpretation, which would include amendments to SFAS 109, in the first quarter of 2006. The Company is currently evaluating the impact this proposed Interpretation would have on its results of operations.

2.  SERIES A SENIOR CONVERTIBLE PROMISSORY NOTES

From October 2004 through December 2004, the Company issued, in a private placement, $6,098 (€4,843 based on the exchange rate at the date of subscription) of Series A senior convertible promissory notes (the “Notes”). In January 2005, the Company issued an additional $1,912 (€1,459 based on the exchange rate on that date of subscription) in Notes.  These Notes were issued with warrants to purchase additional ordinary shares at 110% of the price per share of the Company’s ordinary shares sold in its IPO.  The Notes could be converted into ordinary shares at 90% of the price per share of the shares sold during the Company’s IPO (but not less than $6.00 per share).  The number of warrants issued with the Notes was determined by a formula that included the price per share of the shares sold in the Company’s IPO.  Based on the formula, the warrants are exercisable to purchase 503,298 ordinary shares at an exercise price of $9.90 per share.

On June 21, 2005, the closing date of the Company’s IPO, holders of Notes with a face value of $2,912 (€2,408 based on the exchange rate on June 21, 2005) elected to convert their promissory Notes to 359,505 of the Company’s ordinary shares, and in June and July 2005, the remaining balance of the Notes with a face value of $5,098 (approximately €4,221 based on the exchange rate at the date of redemption) were redeemed.

3.  SHAREHOLDERS’ EQUITY

Capital Contribution by FinSirton

In January 2005, the Company’s largest shareholder, FinSirton, sold 450,000 of its Gentium ordinary shares to private investors and subsequently contributed €1,600 (approximately $2,100 based on the exchange rate on that date), the approximate amount of the net proceeds, to the Company’s capital.

In April 2005, FinSirton sold an additional 800,000 of its Gentium ordinary shares to a private investor and subsequently contributed €2,300 (approximately $2,800 based on the exchange rate on that date), the approximate amount of the net proceeds, to the Company’s capital.

Initial Public Offering

On June 21, 2005, the Company completed an IPO of 2,400,000 American Depositary Shares (ADSs), each representing one (1) of its ordinary shares at a price of $9.00 per ADS generating gross proceeds of $21,600 (approximately €17,900 based on the exchange rate on that date), and on July 27, 2005, the underwriters exercised part of their over-allotment option by purchasing an additional 300,000 ADSs generating additional gross proceeds of $2,700 (approximately €2,300 million based on the exchange rate on that date). In connection with the IPO the Company issued purchase options to purchase 151,200 ADSs to the underwriters.  In accordance with FAS 123R, compensation cost related to the purchase options was calculated to be €190, and was included with other offering costs.  The IPO underwriting discount and other offering costs amounted to €3,469 and were charged against additional paid-in capital.

4.  COLLABORATIVE AGREEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) (“Sigma Tau”). Under the multi-year agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America. In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $4,900, of which $4,000 has been received to date. Sigma-Tau will owe the Company an additional $350 performance milestone payment within 30 days of the end of a Phase III pivotal study, and a $550 performance milestone payment within 30 days of obtaining an FDA New Drug Application or Biologic License Application and other approvals necessary for the marketing of defibrotide in the United States.

The amounts due for the aforementioned performance criteria will not be recognized as revenue until the performance obligations are fully satisfied.  If the Company unilaterally discontinues development of defibrotide to treat VOD (after written notice to Sigma-Tau) and then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the discontinuation, then the Company will be required to promptly reimburse Sigma-Tau for the amounts received.  The Company does not have any intention to discontinue the development of the product.

If during the drug development stages the Company realizes that the activities to bring the product to completion would require a material increase of expenditures, either party can terminate the agreement.  If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the termination, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.  Currently, the Company is not aware of any factors that would require a material increase of expenditures for the remaining development activities.

The Company’s accounting for its performance milestone payments is based on the guidance in SAB 104 which states that each of the following four criteria must be met prior to revenue being recognized:

•                                          persuasive evidence that an arrangement exists,

•                                          delivery has occurred or services have been rendered,

•                                          the seller’s price to the buyer is fixed or determinable, and

•                                          collectibility is reasonably assured.

The Company believes that once it has met the performance milestone as described in the collaborative agreement, then all of the criteria have been met and that the revenue should be recognized at that date.

5.  EQUITY INCENTIVE PLANS

The Company has adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). In accordance with the provision of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the service period. In July 2005, the Company granted options to purchase an aggregate of 832,000 ordinary shares to the Company’s officers and directors. The Company recorded non-cash compensation expense of approximately €253 and €363 during the three and nine months ended September 30, 2005, respectively. The exercise price of the options granted was $9.00 per share and equaled the market value on the date of grant. The Company expects to incur significant non-cash compensation expense for option grants in the future.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair market value of options granted to officers and directors during the three and nine months ended September 30, 2005, as of the date of the grants, was $4.30. The assumptions used in the calculation of the fair value of options granted during the three and nine months ended September 30, 2005, were a weighted average expected term of 5.0 years, a weighted average expected volatility rate of 50% and a weighted average risk-free interest rate of 4.21%.

The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. Some of these inputs are highly subjective assumptions and these assumptions can vary over time. Additionally the Company has limited historical information available to support its estimate of certain assumptions required to value employee stock options. In developing its estimate of expected term, due to the limited history, the historical share option exercise experience is not a particularly relevant indicator of future exercise patterns. The Company has assumed for purposes of the Black-Scholes calculation that an option will be exercised two years after it fully vests for officers and directors and in three years for options granted to underwriters, which were fully vested on the issue date. Additionally, due to the limited period that there has been a public market for the Company’s securities, the implied volatility of the Company’s ordinary shares may not be representative of the expected volatility. Implied volatility is the volatility assumption inherent in the market price of a company’s traded options. Therefore, since the Company has no publicly traded options, in determining the expected volatility the Company took into account other available information, including the historical experience of a group of stocks in the Company’s industry have similar traits.  For purposes of the calculation, the Company assumed that no dividends would be paid during the expected term of the options.

A summary of the Company’s stock option activity and related information is as follow:

	Shares Available for Grant	Shares	Weighted Average Exercise Price

Options outstanding at December 31, 2003	1,560,000	—
Grant	(85,000)	85,000	€5.12	$6.82
Exercised	—	—	—	—
Cancellations	—	—	—	—
Options outstanding at December 31, 2004	1,475,000	85,000	€5.12	$6.82
Grant	(832,000)	832,000	€7.38	$9,00
Exercised	—	—	—	—
Cancellations	—	—	—	—
Additional Shares reserved	—	—	—	—
Options outstanding at September 30, 2005	643,000	917,000	€7.21	$8.80

The following table summarizes information concerning currently outstanding and exercisable options as of September 30, 2005, based on the exchange rate in effect on September 30, 2005:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Years Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
€4.56 ($5.50)	60,000	8.75	€4.56 ($5.50)	60,000	€4.56 ($5.50)
€7.47 ($9.00)	832,000	9.51	€7.47 ($9.00)	138,667	€7.47 ($9.00)
€8.30 ($10.00)	25,000	8.96	€8.30 ($10.00)	25,000	€8.30 ($10.00)
	917,000			223,667

6.  NET LOSS PER SHARE

Basic earnings per share is based upon the weighted average number of ordinary shares outstanding. Diluted earnings per share is based upon the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding. Dilutive potential ordinary shares could result from (i) the assumed exercise of outstanding stock options and equivalents, which are included under the treasury stock method; (ii) performance based share rights awards to the extent that dilutive shares are assumed issuable; (iii) the assumed exercise of outstanding put options, which are included under the reverse treasury stock method; and (iv) convertible notes and debentures, which are included under the if-converted method, if applicable. For the nine months ended September 30, 2005, Notes that have been converted into equity were excluded from the computation of diluted earnings per share as the inclusion of these Notes, at the beginning of the period, would be anti-dilutive. Ordinary share equivalents (options and warrants) to purchase 1,571,498 ordinary shares at prices ranging from $5.50 to $11.25 per share, were outstanding as of September 30, 2005, of which only 60,000 options were included in the computation of diluted shares for the three and nine month periods ended September 30, 2005, because the exercise of the other options and warrants exceeded the average market price.

The following is a reconciliation of the numerators and denominators of the diluted EPS computations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Numerator:
Net loss for basic EPS	€(1,316)	€(2,198)	€(3,024)	€(9,910)
Adjustment for interest, net of tax	—	—	—	95
Loss for diluted EPS	€(1,316)	€(2,198)	€(3,024)	€(9,815)

Denominator:
Weighted average shares for basic EPS	5,000,000	7,977,883	5,000,000	6,104,650
Effect of dilutive securities:
Stock options	—	27,193	—	27,193
Convertible Notes		—		359,505
Weighted average shares for diluted EPS	5,000,000	8,005,176	5,000,000	6,357,028

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Numerator:
Net loss for basic EPS	€(1,316)	€(2,198)	€(3,024)	€(9,910)
Net loss for diluted EPS	€(1,316)	€(2,198)	€(3,024)	€(9,815)

Denominator:
Basic calculation	5,000,000	7,977,883	5,000,000	6,104,650
Diluted calculation	5,000,000	8,005,176	5,000,000	6,357,028

Basic and diluted net loss per share	€(0.26)	€(0.28)	€(0.60)	€(1.62)

7.  RELATED-PARTY TRANSACTIONS

The Company’s largest shareholder is FinSirton.  Historically, FinSirton has provided the Company with office space, personnel, administrative services, information technology systems and accounting services.  Sirton, which is a wholly owned subsidiary of FinSirton, purchases products from the Company.  Sales to Sirton account for most of the Company’s existing product sales.  Sirton has also historically provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services.  Beginning in April 2005, the Company started to build-up functions and activities that were previously provided by FinSirton and Sirton. As of September 30, 2005, the Company had established purchasing, logistics, quality assurance, accounting, controlling and reporting departments. The Company still depends on FinSirton for corporate services, payroll and information technology systems and on Sirton for infrastructure costs, quality control and regulatory services.

Sales to Sirton represent 88% and 95% of the total product sales for the nine months period ended September 30, 2004 and 2005 respectively.  Sirton manufactures finished products from, in part, the Company’s products, and sells those products primarily to one customer, Crinos.  Sirton’s demand for the Company’s products has decreased over the past several years, and may continue to decrease over the next several years, due to decreased demand for Sirton’s products from Crinos.

For the three and nine months periods ended September 30, 2004 and 2005, the Company had the following transactions with its affiliates:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Revenues	€637	€304	€1,719	€1,900
Expenses	345	200	915	781

As of December 31, 2004 and September 30, 2005, the Company had the following balances with its affiliates:

	As of December 31, 2004	As of September 30, 2005
Receivables	€1,490	€909
Payables and debt	3,698	425

The receivable from related parties as of September 30, 2005 relates to product sales for €787; the remaining balance of €122 represents a receivable due to the assumption of debt by Gentium for certain retirement benefits of certain employees that have been transferred to Gentium. The payables relate to services provided to the Company by Sirton and FinSirton according to agreements with these affiliates.  These agreements involve a range of services, such as office facilities, general management, administrative, accounting, human resources, payroll and quality monitoring services.  The agreements each have recurring one year terms, and may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term.  The Company’s inter-company contracts with FinSirton and Sirton are described below.

Organizational consulting contracts

The Company had an agreement with Sirton pursuant to which Sirton provided the Company with organizational consulting services related to implementation of strategic plans and the coordination of internal resources.  The most recent contract was signed in 2004 and expired in April 2005. The Company’s fees incurred pursuant to the agreement for the nine month periods ended September 30, 2004 and 2005 amounted to €60 and €54, respectively.

Regulatory consulting contracts

The Company has an agreement with Sirton pursuant to which Sirton provides the Company with its “Internal Regulatory Department,” which furnishes all the services necessary to comply with the requirements of pharmaceutical industry rules. The Company incurred fees pursuant to the agreement for the nine month periods ended September 30, 2004 and 2005 of €20 and €9, respectively.

Quality monitoring contract

The Company has an agreement with Sirton pursuant to which Sirton provides the Company with quality monitoring services related to the Company’s production process. The Company’s fees are based either on the number of hours of monitoring services provided or on the costs associated with performing batch analysis. The Company’s fees incurred pursuant to the agreement for the nine month periods ended September 30, 2004 and 2005 amounted to €278 and €305, respectively.

Quality assurance contract

The Company has an agreement with Sirton pursuant to which Sirton provides Gentium with two of Sirton’s employees in order to perform quality assurance services on the Company production and business processes.  The Company’s fees are based on the hours of monitoring services provided and for the nine month periods ended September 30, 2004 and 2005 amounted to €78 and €11, respectively.

Other services contracts

The Company has an agreement with Sirton pursuant to which Sirton provides Gentium with a range of services relating to purchasing and logistics, technical services for manufacturing facility revamping, consulting services, maintenance, general services.  The Company incurred fees pursuant to the agreement for the nine month periods ended September 30, 2004 and 2005 of €220 and €136, respectively.

The Company had an agreement with Sirton pursuant to which Sirton provided various scientific material and information to the Company.  For the nine month period ended September 30, 2004, the Company incurred fees pursuant to the agreement of €38. The agreement expired on December 31, 2004 and was not renewed.

The Company has an agreement with FinSirton pursuant to which FinSirton provides the Company with accounting and information technology services relating to invoicing, payments and collections and payroll processes.  The Company incurred fees pursuant to the agreement for the nine month periods ended September 30, 2004 and 2005 of €158 and €152, respectively.

Leases

The Company had a lease agreement with Sirton to rent office and manufacturing space. This lease expired on January 1, 2005. Total expenses under the operating lease for the nine month period ended September 30, 2004 amounted to €63. On January 1, 2005, the Company entered into a lease agreement with Sirton for manufacturing space. This agreement expires on December 31, 2010. Total expenses under this operating lease for the nine month period ended September 30, 2005 amounted to €6.

On January 1, 2005, the Company entered into a lease agreement with FinSirton to lease space for offices, laboratories and storage facilities. This agreement expires on December 31, 2010. Total expenses under this operating lease for the nine month period ended September 30, 2005 amounted to €117.

8.  SUBSEQUENT EVENTS

On October 14, 2005, the Company completed a private placement of 1,551,121 ADSs each representing one (1) ordinary share at $7.05 per ADS. Subject to shareholder approval, investors will also receive warrants to purchase 620,452 ADSs at an exercise price of $9.69 per ADS. The purchase price is subject to a reduction of $1.41 per ADS if the warrants and the ordinary shares underlying the warrants are not approved by the Company’s shareholders to be issued with the exclusion of the preemptive rights that would normally attach under Italian law. Gross proceeds from the offering were $10,900. In connection with the offering, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ADSs at an exercise price of $9.69 per ADS.

PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the financial statements, related notes and other financial information included elsewhere in this report and in conjunction with management’s operating and financial review and prospects and the Company’s audited annual financial statements and related notes included in its Prospectus filed under Rule 424 (b) of the Securities Act of 1933, as amended, dated June 16, 2005. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from any future performance suggested below.

All amounts are in thousands except share and per share data

Background

We are a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.  In 1986, our founding company received approval to sell in Italy a drug called “defibrotide” to treat deep vein thrombosis, and, in 1993, it received approval to manufacture and sell defibrotide to both treat and prevent all vascular disease with risk of thrombosis.  Our primary focus is the development of defibrotide for other uses in the United States and Europe, including to treat and prevent VOD, to treat multiple myeloma and to mobilize and increase the number of stem cells available for transplant.  In addition to defibrotide, we sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to be used to treat peptic ulcers, and other miscellaneous pharmaceutical products.  We have also developed a formulation of the drug mesalazine to treat inflammatory bowel disease.  We will need to raise additional financing and/or enter into collaborative or licensing agreements in the future to fund continuing research and development for our product candidates

Defibrotide for the Treatment and Prevention of VOD

We are developing defibrotide to treat and prevent hepatic Veno-Occlusive Disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of toxic cancer treatments such as chemotherapy. Preliminary results from a Phase II clinical trial being conducted at Harvard University’s Dana-Farber Cancer Institute of VOD with multiple-organ failure showed that the survival rate after 100 days was approximately 39% after treatment with defibrotide. Dr. Paul Richardson, M.D., of the Dana Farber Cancer Institute is scheduled to make an oral presentation of the final results of this trial at the annual meeting of the American Society of Hematology in December of 2005.

In May 2003, the FDA designated defibrotide as an orphan drug for use to treat VOD. In July 2004, the European Commission granted us orphan medicinal product designation for the use of defibrotide to both treat and prevent VOD. The FDA has also approved our application for “fast track” designation for defibrotide to treat VOD with multiple-organ failure occurring after stem cell transplantation by means of injection.

A preliminary pilot clinical study in Switzerland by the University Hospital of Geneva on defibrotide, in patients at high risk of VOD, suggested that defibrotide may provide effective and safe prevention against VOD. The study tested patients who received stem cell transplants. None of 52 successive transplant patients who received defibrotide as a preventative agent developed VOD. By comparison, 10 of 52 patients who underwent transplants in the same center before the study developed VOD, which was fatal in three cases.

As a result of the preliminary study, we are cosponsoring with the European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, a Phase II/III clinical trial in Europe for the use of defibrotide to prevent VOD in children. We expect this trial to begin before the end of 2005. We expect to start a second Phase II/III clinical trial of the use of defibrotide to prevent VOD in adults in a trial also cosponsored with the European Group for Blood and Marrow Transplantation. We expect this trial to begin early in 2006.

We have granted a license to Sigma-Tau Pharmaceuticals, Inc. to market defibrotide in North America, Central America and South America for the treatment of VOD upon obtaining regulatory approval and have also granted them a right of first refusal in North America, Central America and South America to market defibrotide for the prevention of VOD. In addition, we have also granted a right of first refusal in Europe to Crinos to market defibrotide for the treatment of VOD.

Defibrotide for the treatment of Multiple Myeloma

Preclinical studies conducted by the Myeloma Center of the Dana-Farber Cancer Institute at Harvard University suggest that defibrotide’s effect on the cells of blood vessel walls may help increase the effectiveness of other treatments for multiple myeloma. The Myeloma Center of Dana-Farber is conducting additional preclinical studies of defibrotide’s effects on multiple myeloma.

We have announced an independent Phase I/II clinical trial of defibrotide to treat multiple myeloma in combination with Melphalan, Prednisone, and Thalidomide (MPT) will begin by the end of 2005 in approximately 10 cancer centers in Italy.  The trial is scheduled to be a dose-escalating, multi-center, non-comparative, open label study designed to assess the safety and the efficacy of defibrotide in combination with MPT as a treatment in advanced refractory multiple myeloma patients.

Defibrotide to mobilize and increase the number of stem cells available in patients’ and donors’ blood for subsequent stem cell transplantation

Preclinical studies conducted by The National Institute of Tumors of Milan used defibrotide in combination with G-CSF, a drug commonly used to cause stem cells to migrate (mobilize) from the bone marrow into the blood circulatory system for collection and transplant. The preclinical study in primates showed that the number of stem cells available for transplant increased by a factor of six.

The National Institute of Tumors of Milan is now conducting a Phase I clinical trial in Italy to evaluate the safety and effectiveness of defibrotide to increase the number of stem cells available for transplant when used with G-CSF in humans.

Additional Product Candidates

We have conducted preclinical studies of other uses of defibrotide and of other drugs in our pipeline. We plan to continue to develop these product candidates to further expand the possible markets for our products.

Product Candidate	Intended Use	Stage of Development
Defibrotide	Oral administration to prevent deep vein thrombosis outside Italy	Phase I/II completed in Denmark
Mesalazine	Treat inflammatory bowel disease	Phase III in United States and Canada
Oligotide	Protect against damage (apoptosis) of cells of the blood vessel walls caused by fludarabine, a chemotherapy agent	Preclinical in Germany
Gen 301	Prevent and treat mucositis	Preclinical in England

In addition to the product candidates mentioned above, we are also studying existing published clinical studies that indicate defibrotide may have potential efficacy in the prevention of a decline in renal function in patients with IgA nephropathy and impaired glomerular filtration rate.

Overview

We manufacture defibrotide at our facility.  Currently, we sell the defibrotide to our affiliate Sirton.  Sirton focuses on processing the defibrotide for either oral administration or intra-venous administration and sells the finished products to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG.  Crinos markets defibrotide in Italy to both treat and prevent vascular disease with thrombosis under a semi-exclusive license agreement with us.  We also manufacture and sell to Sirton two active pharmaceutical ingredients, urokinase and calcium heparin, used by Sirton to make generic drugs, and sulglicotide, which is intended to be used to treat peptic ulcers.  We sell sulglicotide to unrelated third parties and are actively working on developing other customers for these products.  We also manufacture a variety of other miscellaneous pharmaceutical products.

Sirton sells its finished products, including calcium heparin, primarily to one customer, Crinos, which sells them to the retail market.  Calcium heparin, which is a by-product of manufacturing defibrotide, has seen decreased demand over the past several years due to a new competitive product, low molecular weight heparin, made by Aventis and other companies.  Also, Crinos has limited its sale of urokinase to a single dose, which has a more limited market than multiple doses.  As a result, Sirton’s demand for these products has decreased over the past several years, and may continue to decrease over the next several years until and unless both we and Sirton develop new customers outside of

Crinos’s exclusive area.  Despite the fact that Sirton has recently experienced financial difficulties which could impact the Company, management believes that the Company can continue to operate without a significant change in operations or disposal of assets.

We have also generated revenue from the receipt of research grants, from the sale of rights to our intellectual property, and from licensing agreements.  Our licensing agreements have included up-front payments, some of which are paid based on achieving defined milestones and royalties from product sales in the licensed territories.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, depreciation of our facility and other indirect costs of our facility.

The gross margin from our current revenues contributes towards our general and administrative expenses, research and development expenses, and capital expenditures.  Our general and administrative expenses include compensation for our executive officers, office facilities, accounting and human resources, information technology services and professional fees and other corporate expenses, including public company expenses.  Some of these services are provided pursuant to contracts with Sirton and FinSirton.

We expect to continue to incur net losses as we continue the development of our product candidates, apply for regulatory approvals and expand our operations.

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with research, preclinical development and clinical trials for our product candidates.  Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter.  The process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources.

The successful development of our product candidates is highly uncertain.  We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide or the date of completion of these development efforts.  We do not anticipate that we will generate any new revenues from our product candidates until 2007 at the earliest, and we cannot reasonably estimate when we may have material net cash inflows from sales of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide, if ever.  We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

•                  the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of any interim analysis of any clinical trial that may be permitted by FDA;

•                  the uncertainty of clinical trial results; and

•                  extensive governmental regulation, both foreign and domestic, for approval of new therapies.

If we fail to complete the development of defibrotide to treat VOD or to prevent VOD, it will have a material adverse effect on our future operating results and financial condition.  In addition, any failure by us to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.  Actual results could differ from those estimates.

We believe the following policies to be the most critical to an understanding of our financial conditions and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Currently, our primary source of revenue is from the sale of products to our affiliate, Sirton.  We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured.  Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return.  Historically our returns have been insignificant due to our most significant customer also being an affiliate.  However, given our intent to grow our non-affiliate revenues, we expect that in the future we will be required to periodically estimate the amount of goods subject to return.

Licensing and royalty agreements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain fees pursuant to these agreements.  Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the agreement.  Royalty revenues are recognized in proportion to the underlying sales.  We also derive revenues from research and development agreements with co-development partners.  We initially defer milestone revenues on such arrangements and subsequently recognize them as income in proportion to the costs incurred for the related development phase and in accordance with the contract terms.  Performance milestone payments are not subject to forfeiture.  We recognize revenue from these contractual arrangements according to Staff Accounting Bulletin No. 104, “Revenue Recognition.”  When necessary, we divide our agreements into separate units of accounting as required by Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” before using the applicable revenue recognition policy for each arrangement within the agreement.  Accordingly, we recognize revenues on performance milestones contracts only when we have met specific targets or milestones set forth in the contracts.  We defer and recognize as revenue non-refundable payments received in advance that are related to future performance over the life of the related research project.

We have used and expect to continue to enter into arrangements that have multiple deliverables.  The timing and amount of revenue recognition is subject to our estimates of the relative fair values of the individual components of an agreement. In connection with recording revenue, we must make estimates and assumptions determining the expected conversion of the revenue streams to cash collected.  The cash conversion estimation process requires that our management make assumptions based on historical results, future expectations, the economic and competitive environment and changes in the credit worthiness of customers, and other relevant factors.  If these assumptions prove to be incorrect, our actual conversion rate of recorded revenue to cash may be lower than expected and we would be required to increase our allowance for doubtful accounts.

Our current estimate of bad debt expense is zero, as approximately 95% of our product sales revenue are with one affiliate. If we increased our estimate of bad debt to 1% of sales, our operating results would have been lower by approximately €19 and €20 for the nine month periods ended September 30, 2004 and 2005, respectively.

Inventories

We state inventories at the lower of cost or market, determining cost on an average cost basis.  We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value.  We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand.  Our reserve level, and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments.  Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability.  Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value. We capitalize inventory costs associated with certain by-products, based on management’s judgment of probable future commercial use and net realizable value. We could be required to permanently write down previously capitalized costs related to commercial inventory upon change in such judgment, a delay in commercialization, delay of approval by regulatory bodies, or other potential factors. In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. In the context of reflecting inventory at the lower of cost or market, we will record a permanent inventory write-down as soon as a need for such a write down is determined.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of product rights and property and equipment.  In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), we evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired.

To assess impairment of property, manufacturing facility and equipment and amortizing intangible assets for purposes of U.S. generally accepted accounting principles, we use the guidance outlined in SFAS 144.  If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will initially review by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value.  If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist.  An impairment charge is assessed by comparing the assets’ fair value to the carrying value.  Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices.  The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment.  If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Research and Development Expenses

We have several activities and cost drivers that we collectively refer to as “research and development”.  These activities include salaries and benefits of our direct employees, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services, subcontractor costs and other research and or developmental related costs. Research and development costs, including any upfront payments and milestones paid to collaborators, are expensed as incurred.  The timing of upfront fees and milestone payments in the future may cause variability in future research and development expenses.  Clinical trial costs include costs associated with contract research organizations.  The billing that we receive from contract research organizations for services rendered can lag for several months.  We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs.  Our research and development department is in continuous communication with our contract research organizations suppliers to assess both their progress on the underlying study and the reasonableness of their cost estimates.  Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known.  Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.  For the nine month periods ended September 30, 2004 and 2005, we have incurred research and development expenses of €2,461, and €3,117, respectively.  As of September 30, 2005, we had €2,169 of future payables under outstanding contracts with various contract research organizations.  Most of these contracts are on a cost plus basis, or actual cost basis.

Share-Based Compensation

We have adopted the fair value based method of accounting for share-based compensation in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123(R) requires us to estimate a significant number of variables in order to derive a fair value of an equity based instrument.  For example, the risk of the underlying equity instruments deliverable (i.e., our ordinary shares) as compared to the market as a whole, is generally reflected in our unique “Beta”.  This is a unique measurement to each company, and requires several assumptions.  The most common and generally accepted valuation models related to option pricing also include many significant assumptions related to such variables as dividend yields, share prices and the estimated life of the option before being exercised. The actual selection of which valuation model requires judgment, as there are several models to choose from.

In using the option pricing model that we have selected, changes in the underlying assumptions have the following effect on the resulting fair value output:

An increase to the:	Results in a fair value estimate that is:
Price of the underlying share	Higher
Exercise price of option	Lower
Expected volatility of stock	Higher
Expected dividends on stock	Lower
Risk-free interest rate	Higher
Expected term of option	Higher

In our current valuation, we consider the volatility factor to be critical.  We have used a weighted average 50% factor based on what we believe is a representative sample of similar biopharmaceutical companies.  However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves publicly traded in the U.S. market.  If we increased our volatility factor to 80%, the fair value of our stock options granted in 2005 would increase by €1,364, and would have resulted in €88 in additional compensation expense in 2005.  Therefore, significant changes to these estimates could have a material impact on the results of our operations.

Accounting for income taxes

We use the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all of which we calculate using presently enacted tax rates.  We establish valuation allowances when necessary to reduce deferred tax assets to the amount that we expect to be realized.

In our accompanying financial statements we have reserved for all of our deferred tax assets as we currently believe that it is more likely than not that the assets will not be recoverable during their estimated life.  In establishing our deferred tax position, in particular deferred tax assets, we only establish the tax asset if we believe that it is probable that this asset will be an allowable deduction in our tax jurisdiction.  The assessment of the “recoverability” of that asset is a separate exercise, which uses the “more likely than not” criteria.  In Italy, which is currently the only taxing jurisdiction where we are required to file a tax return, we have assessed that due to the limited lives of our net operating losses (limited to 5 years), we believe that these assets will not be recoverable before expiration.  Although we have paid some corporate income taxes in the past, the significant amount of other tax assets in conjunction with the higher level of expected expenditures,  the already existing net operating losses and limited taxable income expected in the near future resulted in our estimating that a complete valuation allowance was necessary.  Significant changes either to the underlying facts, such as an increase in the net operating loss life in Italy, or our estimates, such as our ability to generate meaningful taxable income, could result in changes to our existing valuation allowance. Such changes could have a material impact on our results of operations or financial position.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statemenent of Financial Accounting Standard No 154, “Accounting Changes and Error Corrections,” (“SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements—an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the provisions of SFAS 154 to have a significant impact on our results of operations.

In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, “Accounting for Uncertain Tax Positions.” The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” The Exposure Draft requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be recognized, and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. The FASB staff is considering the comment letters that have been received and is determining the plan for deliberations. The Board expects to issue a final Interpretation, which would include amendments to SFAS 109, in the first quarter of 2006. We are currently evaluating the impact this proposed Interpretation would have on our results of operations.

Results of Operations

The following tables set forth our results of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
000s omitted	2004	2005	2004	2005
Sales to affiliates	€637	€304	€1,719	€1,900
Third party product sales	—	—	243	95
Total product sales	637	304	1,962	1,995
Other income and revenues	73	70	501	210
Total Revenues	710	374	2,463	2,205

Operating costs and expenses:
Cost of goods sold	582	426	1,453	1,721
Charges from affiliates	345	200	915	781
Research and development	932	1,184	2,461	3,117
General and administrative	152	591	602	1,375
Non cash compensation	—	253	—	363
Depreciation and amortization	22	35	52	78
	2,033	2,689	5,483	7,435

Operating loss	(1,323)	(2,315)	(3,020)	(5,230)

Foreign currency exchange gain (loss), net	(11)	85	42	(435)
Interest income (expense), net	34	48	(26)	(4,197)

Pre-tax loss	(1,300)	(2,182)	(3,004)	(9,862)

Income tax expense (benefit)
Current	16	16	48	48
Deferred	—	—	(28)	—
Total income tax expense	16	16	20	48

Net loss	€(1,316)	€(2,198)	€(3,024)	€(9,910)

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

Product sales.

Our product sales were €304 for the three month period ended September 30, 2005, compared to €637 for the comparable period in 2004, a decrease of 52%. The fluctuation was primarily due to a decline in sales to our principal customer and affiliate, Sirton, due to decreased demand by Sirton’s principal customer, Crinos. The timing of manufacturer orders, which we do not control, can cause variability in sales. During the three month period ended September 30, 2005, product sales from the company’s main drug “defibrotide” decreased due to lower sales volume and a price decrease.

Cost of goods sold.

Our cost of goods sold was €426 for the three month period ended September 30, 2005 compared to €582 for the comparable period in 2004. For three months ended September 30, 2005, we wrote down €80 of inventory which was charged to cost of goods sold. We wrote down this inventory to adjust cost to its estimated net realizable value. Cost of goods sold was 91% of product sales in the 2004 period and 140% of product sales in the 2005 period.  The increase in costs as a percentage of sales was due to the inventory write-off and to higher production costs such as depreciation and quality control associated with the revamping of our facilities which, due to the market regulated price structure, we have not been able to transfer to our customer.

Other income and revenues.

Our other income and revenues was €70 for the three month period ended September 30, 2005, compared to €73 for the comparable period in 2004.  Other income is primarily due to our recognition of revenues for performance milestone payments received under our license agreement with Sigma-Tau recognized ratably over the expected life of the research period.

Research and development expenses.

We incurred research and development expenses of €1,184 for the three month period ended September 30, 2005 compared to €932 for the comparable period in 2004.  The expenses were primarily for the development of defibrotide to treat and prevent VOD.  The difference between the periods is primarily due to the timing and expenses incurred for clinical trials, including the preparation of regulatory filing and clinical production cost.

General and administrative expenses.

Our general and administrative expenses were €591 for the three month period ended September 30, 2005 compared to €152 for the comparable period in 2004.  The increase was primarily related to increased headcount and general corporate expenses of being a public company and an increase in internally provided administrative services to replace administrative services previously provided by affiliates.

Depreciation and amortization.

Depreciation and amortization amounted to €35 for the three month period ended September 30, 2005 compared to €22 for the comparable period in 2004.  Depreciation expense excludes depreciation on our manufacturing facilities which is included in cost of goods sold.

Interest income (expense)net.

Interest expense for the 2004 period is net of interest which was capitalized as part of our manufacturing facility overhaul. Other income resulted from a higher level of invested funds due to the completion of a public offering that closed in June 2005.

Net loss.

Our net loss was €2,198 for the three month period ended September 30, 2005 compared to a net loss of €1,316 for the comparable 2004 period.  The increased loss was due to a decrease in revenues, and an increase in general and administrative expenses, research and development expenses, and stock based compensation.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Product sales.

Our sales were €1,995 for the nine month period ended September 30, 2005 compared to €1,962 in the comparable 2004 period.  The timing of manufacturer orders can cause variability in sales. Total product sales in 2005 were in line with the prior period although sales to our affiliate increased 10.5% to €1,900 and sales to third parties decreased 61% to €95. Sales to affiliates increased due to higher sales volume of the Company’s main product, defibrotide, which represent 68% (or €1,348)  and 48% (or €934) of the total product sales in the nine months period ended September 30, 2005 and 2004, respectively. The increase in affiliate sales of defibrotide was partially offset by a decrease in sales of urokinase which decreased from 34% (or €671) to 24% (or €488) of the total product sales.  The decrease is due to Crinos, the principal customer of our affiliate Sirton, selling urokinase in only a single dose, which has a more limited market than multiple doses. Third party product sales decreased primarily due to lower sales volume of sulglicotide to a Korean customer. The Korean customer delayed the launch of a new product which uses suglicotide. We expect future growth in suglicotide revenue due to the expected launch of the product in 2006.

Cost of goods sold.

Our cost of goods sold was €1,721 for the nine month period ended September 30, 2005 compared to €1,453 in the comparable 2004 period.  During the nine months ended September 30, 2005, we wrote down €130 of inventory which was charged to cost of goods sold. We wrote down the inventory to adjust cost to its estimated net realizable value.  Cost of goods sold as percent of product sales was 86% in 2005 and 74% in 2004. The increase in costs as a percentage of sales was due to inventory write-off, a price decrease for our products defibrotide and urokinase, and due to higher production cost such as depreciation and quality control specification associated with the revamping of our facilities.

Other income and revenues.

Our other income and revenues was €210 for the nine month period ended September 30, 2005 compared to €501 in the comparable 2004 period. In 2004, the Company recognized a milestone payment under its license agreement with Sigma-Tau of €273 due to the issuance of an investigational new drug application for the Phase III pivotal study of defibrotide to treat VOD.

Research and development expenses.

We incurred research and development expenses of €3,117 for the nine month period ended September 30, 2005 compared to €2,461 in the comparable 2004 period.  The increase was primarily related to the timing and amount of research and development expenses for the development of defibrotide to treat and prevent VOD and performance of related obligations under our license agreement with Sigma-Tau. Also contributing to the increases were growth in headcount and outside services to support increased activity in our clinical trials, including the preparation of regulatory filings and clinical production costs.

General and administrative expenses.

Our general and administrative expenses were €1,375 for the nine month period ended September 30, 2005 compared to €602 in the comparable 2004 period. The increase in 2005 was primarily due to increased headcount and facilities related expenses, general corporate expenses of being a public company and increase in internally provided administrative services to replace administrative services previously provided by affiliates.

Depreciation and amortization.

Depreciation and amortization was €78 for the nine month period ended September 30, 2005 compared to €52 in the comparable 2004 period.  Depreciation expense excludes depreciation on our manufacturing facilities which are included in cost of goods sold.

Interest income (expense),net.

The components of interest expense have changed primarily due to the effects of our issuance of our Series A senior convertible promissory notes in the fourth quarter of 2004 and first quarter of 2005. In the 2005 period, interest expense on the Series A notes was €4,095, including non-cash interest expense of €3,837 from amortization of the issue discount and issue cost.  Interest expense for the 2004 period is net of interest which was capitalized as part of our manufacturing facility overhaul. The increase in interest expense was partially offset by income resulting from higher level of invested funds due to the completion of a public offering that closed in June 2005.

Net loss.

Our net loss was €9,910 for the nine month period ended September 30, 2005 compared to €3,024 in the comparable 2004 period.  The increase was due to the increase in interest expense, stock based compensation, research and development, and general and administrative expenses and a decrease in other income and revenue.

Liquidity and Capital Resources

For the nine month period ended September 30, 2005, we used approximately €6,700 of cash in operating activities, approximately €1,100 for investing activities, including capital expenditures, and we repaid debt of approximately €9,700, including €2,200 we owed to our affiliate Sirton, and approximately €4,200 ($5,100) of our Series A senior convertible promissory notes.

The sources of cash used to fund our operations, investments, the costs of our initial public offering (“IPO”), and debt repayment are described below:

•                  In January 2005, we received €1,459 ($1,912) from the final closing of the sale of our Series A senior convertible promissory notes.

•                  In January 2005 and April 2005, our majority shareholder, FinSirton, made capital contributions to us in the amount of €3,900.

•                  On June 21, 2005, we completed an IPO of 2,400,000 ADSs (1 ordinary share = 1 ADS).  On July 26, 2005, the underwriters of the IPO exercised part of their over-allotment option and purchased an additional 300,000 ADSs.  We received gross proceeds from these transactions of €20,200 ($24,300).  In connection with the IPO, holders of approximately €2,400 ($2,900) of our Series A notes elected to convert their notes into our ordinary shares and the remaining balance of the notes amounting to approximately €4,200 ($5,100) were redeemed.

Our 2005 interim operating results reflects the interest expense we incurred on the Series A notes which have now been redeemed or converted into our ordinary shares.  That interest expense includes the amortization of the issue discount and the issue costs.  During the nine month period ending September 30, 2005, we incurred €4,095 of interest expense on these notes (including €3,837 of amortization of original issue discount and debt issue costs).

We expect to devote substantial resources to continue our research and development efforts, on regulatory expenses, and to expand our licensing and collaboration efforts.  Our funding requirements will depend on numerous factors including:

•                  whether we are able to commercialize and sell defibrotide for the uses for which we are developing it;

•                  the scope and results of our clinical trials;

•                  advancement of other product candidates in development;

•                  the timing of, and the costs involved in, obtaining regulatory approvals;

•                  the cost of manufacturing activities;

•                  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and results of such litigation; and

•                  our ability to establish and maintain additional collaborative arrangements.

We do not expect our revenues to increase significantly until we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide to treat VOD with multiple-organ failure.  We believe that some of the key factors that will affect our internal and external sources of cash are:

•                  our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide to treat VOD with multiple-organ failure;

•                  the success of our other clinical and pre-clinical development programs, including development of defibrotide to prevent VOD, to treat multiple myeloma, and to mobilize and increase the number of stem cells available for transplant;

•                  the receptivity of the capital markets to financings of biotechnology companies; and

•                  our ability to enter into additional strategic agreements with corporate and academic collaborators and the success of such relationships.

On October 14, 2005, the Company completed a private placement of 1,551,121 ADSs, each representing one (1) ordinary share at $7.05 per ADS. Subject to shareholder approval, investors will also receive warrants to purchase 620,452 ADSs at an exercise price of $9.69 per ADS. The purchase price is subject to a reduction of $1.41 per ADS if the warrants and the ordinary shares underlying the warrants are not approved by the Company’s shareholders to be issued with the exclusion of the preemptive rights that would normally attach under Italian law.  Gross proceeds from the offering were $10,900. In connection with the offering, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ADSs at an exercise price of $9.69 per ADS.

We will need to raise additional financing and/or enter into collaborative or licensing agreements in the future to fund continuing research and development for our product candidates, as well as any mergers or acquisitions in which we may engage.  Changes in our operating plans, delays in obtaining approval to market our product candidates, lower than anticipated revenues, increased expenses or other events, may cause us to seek additional debt or equity financing on an accelerated basis.  Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.  Additional equity financing may be dilutive to the holders of our ordinary shares and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

In order to issue new equity, our board must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital.  Our shareholders must then meet and approve that amendment to our bylaws.  These meetings take time to call.  Also, our shareholders can authorize an increase to our capital for only five years.  If authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase.  Finally, Italian law provides that if the shareholders vote to increase our capital, any interested person may, during the period of 180 days following the filing of the shareholders’ approval with the Register of Companies, challenge such capital increase if the increase was not in compliance with Italian law.  These restrictions could limit our ability to issue new equity on a timely basis.

If we are unable to obtain additional financing, we may be required to reduce the scope of, or delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our financing condition and operating results.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

Our major contractual obligations and commitments relate to our real estate mortgages, other financing from banks and financial institutions, and various service agreements (including those related to our clinical trials).

The following table summarizes our long-term commitments as of September 30, 2005.

(000s omitted)	Total	1 Year	2 Year	3 Year	4 Year	5 Year
Long-Term Debt Obligations:
Mortgage loans	€2,322	€654	€468	€400	€400	€400
Equipment loans	700	175	175	175	175	—
Research loan	450	66	67	68	68	181
	3,472	895	710	643	643	581
Purchase Obligations and Operating Leases:
Lease from affiliates	819	164	164	164	164	164
Clinical research	1,658	866	435	245	112	—
Consultants	511	354	144	12	—	—
	2,987	1,384	743	421	276	164
Total	€6,459	€2,280	€1,453	€1,064	€919	€745

We have a mortgage loan with Banca Nazionale del Lavoro that was originally granted for €1,549 in May 1999 and bears interest at the six-month Euribor rate plus 1.0%.  The loan is secured by some of our real property and was originally granted to our affiliate, Sirton, but we assumed it in 2002 in connection with the separation.  We are required to make installment payments on the loan every six months until the final maturity in February 2006.  At September 30, 2005, the amount outstanding under this loan was €119.

We have another mortgage loan with Banca Nazionale del Lavoro originally granted for €1,291 in November 1996 that bears interest at the six-month Euribor rate plus 1.75%.

The loan is secured by a mortgage on some of our real property and was originally granted to our affiliate, Sirton, but we assumed it in 2002 as part of the separation.  We are required to make installment payments on the loan every six months until the final maturity in October, 2006.  At September 30, 2005, the amount outstanding under this loan was €204.

We received a loan commitment from the Minister for University and Research for up to €653 granted through San Paolo-IMI Bank.  The loan is for financing research and development of defibrotide to treat and prevent VOD, and it bears interest at 1.0% per annum.  In order to receive advances on the loan, we must provide the Minister with documentation supporting research and development expenses.  We will need to repay this loan in installments every six months beginning six months after the completion of the related research and development, but no later than January 2012.  At September 30, 2005, the amount outstanding under this loan was €450.

On July 9, 2004, we obtained a loan in the approximate amount of €487 from Cassa di Risparmio di Parma e Piacenza.  The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment.  The loan is secured by a lien on our equipment and machinery.  On August 4, 2004, we obtained an additional loan in the amount of €388 from Cassa di Risparmio di Parma e Piacenza under the same terms and conditions.  At September 30, 2005, the amounts outstanding under these loans was €700.

On July 20, 2004, we obtained a third mortgage loan in the amount of €2,000 from Banca Nazionale del Lavoro.  The mortgage loan is secured by real estate owned by us and real estate owned by Sirton, and by a guarantee executed by FinSirton.  In addition, payment of up to €1,000 of our trade payables to Sirton is subordinated and made junior in right of payment to the prior payment in full in cash of the mortgage loan.  No payment or prepayment of up to €1,000 of the trade payables to Sirton until we have performed our obligations under the mortgage loan in full.  Amounts due under the mortgage loan bear interest at the six-month Euribor rate plus 1.40%.  The mortgage loan will mature on August 6, 2010.  At September 30, 2005, the amount outstanding under this loan was €2,000.

Our commitments for clinical research consist of fixed price contracts with third-party research organizations related to clinical trials for the development of defibrotide and related consulting services for advice regarding FDA issues, including our obligations under our Trial Agreement with the European Blood and Marrow Transplantation Group, Loyola Univerisity and our Research Agreement with Consorzio Mario Negri Sud and Ospedale San Matteo.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates.  The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

As of September 30, 2005, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States that we believe are of acceptable credit quality.  We use interest rate swaps on our floating rate mortgage debt to hedge the risk of rising rates.  We do not believe we are exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates.  The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks and our floating rate debt (to the extent we are not protected by interest rate hedges) and, therefore, we believe our current exposure to interest rate risk is minimal.

Substantially all of our current revenue generating operations are transacted in, and substantially all of our assets and liabilities are denominated in the euro.  In the future, we expect to transact business in the United States dollar and other currencies.  The value of the euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent we hold assets denominated in United States dollars, any appreciation of the euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.

Trends

As a result of the temporary cessation of operations from February through August of 2004, in connection with the upgrade of our manufacturing facility, comparison of our operating results in 2004 and 2005 may not be meaningful.

Currently, our primary source of revenue is from the sale of products to our affiliate, Sirton.  Sirton manufactures finished products from, in part, our products, and sells those products primarily to one customer, Crinos.  Sirton sells its finished products, including calcium heparin, primarily to one customer, Crinos, which sells them to the retail market.  Calcium heparin has seen decreased demand over the past several years due to a new competitive product, low molecular weight heparin, made by Aventis and other companies.  Also, Crinos has limited its sale of urokinase to a single dose, which has a more limited market than multiple doses.  As a result, Sirton’s demand for these products of ours has decreased over the past several years, and may continue to decrease over the next several years until and unless both we and Sirton develop new customers.

On November 11, 2003, we entered into a Supply Agreement with Samil Pharm. Co., Ltd., a Korean corporation.  Under this agreement, we supply Samil with sulglicotide, and Samil has the following purchase obligations:

Period	Purchase Amount
January 20, 2004 to June 20, 2005	at least 1,600 kilograms
June 20, 2005 to June 20, 2006	at least 2,600 kilograms
June 20, 2006 to June 20, 2007	at least 3,400 kilograms
After June 20, 2007	to be renegotiated

For the nine month period ended September 30, 2005 we have not received any orders for sulglicotide from Samil.  Samil informed us that they experienced a delay in a product launch because of further market analyses required in order to properly position the product into the Korean market. We expect future growth in suglicotide revenue due Samil’s expected launch of the product in 2006. However, it is uncertain whether Samil will launch the product in the Korean market in 2006, if ever.

In connection with the issue of our Series A senior convertible promissory notes, we incurred debt issues costs which are amortized over the term of the notes and included in interest expense.  In addition, we recorded original issue discount on the notes due to the beneficial conversion feature of the notes and related detachable warrants.  As of September 30, 2005, all of the notes have been repaid or converted into our ordinary shares.  We incurred interest expense in 2005 on the notes in the amount of €4,095, including amortization of the issue costs and issue discount of €3,837.

As a public reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the American Stock Exchange, have required changes in corporate governance practices of public companies.  We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.  We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance.